

Mail Stop 4561

July 26, 2018

Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

>   **Re: Pintec Technology Holdings Limited**
>   **Registration Statement on Form F-1**
>   **Filed July 16, 2018**
>   **File No. 333-226188**

Dear Mr. Wei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2018 letter.

General

1.   You state on the cover page that your three core founders, Mr. Wei Wei, Mr. Jun Dong and Ms. Xiaomei Peng, will beneficially own all your issued Class B ordinary shares immediately prior to the completion of this offering. However, footnotes 9 through 13 to the beneficial ownership table on pages 165 and 166 indicate that certain preferred shares held by investors other than your core founders will be redesignated as Class B ordinary shares immediately prior to the completion of the offering. Please advise.

Wei Wei
Pintec Technology Holdings Limited
July 26, 2018
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 98

2.   We note your response to prior comment 1. Please explain to us, in greater detail, your accounting for the options issued in connection with the Reorganization and how this accounting complies with ASC 718-20-35-6. In this regard, your response to prior comment 3 implies that you did not determine the fair value of the underlying Pintec shares during this period. If this is the case, then it is unclear to us how you could determine the fair value of the modified award without this information. We refer you to ASC 718-20-35-3.

Description of Share Capital, page 169

3.   You state that each Class B ordinary share entitles the holder to fifteen votes on all matters subject to vote at your general meetings, subject to "certain conditions." Please disclose the material conditions, limitations or exceptions that apply to the voting rights.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 25. Subsequent events, page F-116

4.   Please revise to disclose the expected financial statement impact of the May 2018 option grant, if material.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP